EXHIBIT 99.14

Notice to ASX/LSE

Publication of Report on Payments to Governments for the year ended 31 December 2024
29 May 2025

Our report on payments to governments made by Rio Tinto and its subsidiary undertakings for the year ended 31 December 2024 as required under the UK’s Report on Payments to Governments Regulations 2014 (as amended in December 2015) has been filed at Companies House.   The report also satisfies the requirements of Rule 4.3A of the Disclosure and Transparency Rules of the Financial Conduct Authority in the United Kingdom.
We also continue to publish, on a voluntary basis, our Taxes and Royalties Paid Report 2024, which is more comprehensive than the mandatory filing and includes the wider payments made by Rio Tinto to governments in each of the main countries in which we operate.
Rio Tinto paid US$8.4 billion of taxes and royalties and a further US$1.8 billion on behalf of its employees during 2024.
Our Taxes and Royalties Paid Report also includes information about our tax strategy including our tax policy, our commitment to transparency and our approach to responsible tax principles.
Our Taxes and Royalties Paid Report 2024 report is available to download at: Taxes and Royalties Paid Report 2024
Text of Report on Payments to Governments for the year 2024 filed at Companies House:

GOVERNMENT PAYMENTS BY TYPE
Company Name	RIO TINTO PLC
Company Number	00719885
Report Name	Extractive Industry Reporting
Report End Date	31-Dec-24
Currency	USD
Country Code	Tax Authority Name	Payment Type	Unit Measure	Volume	Valuation Method	Amount	Notes	Version	Filing Date
ARG	ADMINISTRACION FEDERAL DE INGRESOS PUBLICOS	Tax		0		16,880,594		1	29-May-25
AUS	AUSTRALIAN TAXATION OFFICE	Tax		0		3,654,271,678		1	29-May-25
AUS	NORTHERN TERRITORY REVENUE OFFICE	Royalties		0		50,293,231		1	29-May-25
AUS	STATE OF QUEENSLAND	Royalties		0		126,389,229		1	29-May-25
AUS	STATE OF WESTERN AUSTRALIA	Royalties		0		2,099,400,355		1	29-May-25
AUS	NORTHERN TERRITORY REVENUE OFFICE	Fees		0		6,565,732		1	29-May-25
AUS	STATE OF QUEENSLAND	Fees		0		1,965,268		1	29-May-25
AUS	STATE OF WESTERN AUSTRALIA	Fees		0		15,003,832		1	29-May-25
CAN	CANADA REVENUE AGENCY	Tax		0		92,897,412	A	1	29-May-25
CAN	GOVERNMENT OF NEWFOUNDLAND AND LABRADOR	Tax		0		31,347,823		1	29-May-25

Notice to ASX/LSE

CAN	REVENUE QUEBEC	Tax	0	5,649,148		1	29-May-25
CAN	CONSEIL DES INNUS DE EKUANITSHIT	Fees	0	783,172		1	29-May-25
CAN	GOVERNMENT OF NEWFOUNDLAND AND LABRADOR	Fees	0	255,672		1	29-May-25
CAN	GOVERNMENT OF NORTHWEST TERRITORIES	Fees	0	7,052,583		1	29-May-25
CAN	INNU NATION (Labrador)	Fees	0	2,643,193		1	29-May-25
CAN	LES INNUS DE UASHAT MAK MANI-UTENAM AND LES INNUS DE MATIMEKUSH-LAC JOHN	Fees	0	4,318,350		1	29-May-25
CAN	LUTSEL K'E DENE FIRST NATION	Fees	0	299,946		1	29-May-25
CAN	NASKAPI NATION OF KAWAWACHIKAMACH	Fees	0	1,122,746		1	29-May-25
CAN	TLICHO GOVERNMENT	Fees	0	1,218,962		1	29-May-25
CAN	YELLOWKNIVES DENE FIRST NATION	Fees	0	841,941		1	29-May-25
CHL	SERVICIO DE IMPUESTOS INTERNOS	Tax	0	160,608		1	29-May-25
KAZ	STATE REVENUE COMMITTEE	Fees	0	701,773		1	29-May-25
MDG	MADAGASCAR - GENERAL DIRECTION OF TAXES	Tax	0	1,181,895		1	29-May-25
MDG	TRESORERIE GENERALE DE FORT DAUPHIN	Royalties	0	5,768,606		1	29-May-25
MNG	MONGOLIA - GENERAL DEPARTMENT OF TAXATION	Tax	0	13,061,197		1	29-May-25
MNG	MONGOLIA - GENERAL DEPARTMENT OF TAXATION	Royalties	0	126,246,003		1	29-May-25
MNG	MINERAL RESOURCES AND PETROLEUM AUTHORITY OF MONGOLIA	Fees	0	221,763		1	29-May-25
MNG	ULAANBAATAR CITY	Fees	0	779,934		1	29-May-25
MNG	UMNUGOVI PROVINCE	Fees	0	59,669,676		1	29-May-25
MNG	WATER AGENCY GOVERNMENT ORGANIZATION	Fees	0	113,200		1	29-May-25
MNG	GOBI OYU DEVELOPMENT SUPPORT FUND	Bonuses	0	1,593,947	B	1	29-May-25
MNG	OYU TOLGOI CATALYST FUND FOR KHANBOGD DEVELOPMENT	Bonuses	0	12,282,647	C	1	29-May-25
PER	PERU - THE NATIONAL SUPERINTENDENCY OF CUSTOMS AND TAX ADMINISTRATION	Fees	0	798,385		1	29-May-25
USA	USA - INTERNAL REVENUE SERVICE	Tax	0	(28,438,780)		1	29-May-25
USA	UTAH STATE TAX COMMISSION	Royalties	0	16,423,992		1	29-May-25
USA	ARIZONA DEPARTMENT OF REVENUE	Fees	0	106,889		1	29-May-25
USA	CALIFORNIA FRANCHISE TAX BOARD	Fees	0	129,423		1	29-May-25
USA	KERN COUNTY TREASURER AND TAX COLLECTOR (CA)	Fees	0	5,594,339		1	29-May-25
USA	PINAL COUNTY TREASURER (AZ)	Fees	0	1,361,968		1	29-May-25
USA	SALT LAKE COUNTY (UT)	Fees	0	55,068,829		1	29-May-25
ZAF	SOUTH AFRICAN REVENUE SERVICE	Tax	0	65,591,414		1	29-May-25
ZAF	SOUTH AFRICAN REVENUE SERVICE	Royalties	0	11,888,544		1	29-May-25
	TOTAL			6,469,507,119
Note A: Payments reported are net of a cash refund of $867,618 in respect of Diavik.
Note B: Bonuses include contributions under the Oyu Tolgoi LLC's Communities Co-operation Agreement.
Note C: Bonuses include contributions under the Khanbodg Soum Centre Development Partnership Agreement.

GOVERNMENT PAYMENT TOTALS
Company Name	RIO TINTO PLC
Company Number	00719885
Report Name	Extractive Industry Reporting
Report End Date	31-Dec-24
Currency	USD
Government	Country Code	Amount	Version	Notes	Filing Date
ADMINISTRACION FEDERAL DE INGRESOS PUBLICOS	ARG	16,880,594	1	D	29-May-25
NORTHERN TERRITORY REVENUE OFFICE	AUS	56,858,964	1	D	29-May-25
STATE OF QUEENSLAND	AUS	128,354,496	1	D	29-May-25
STATE OF WESTERN AUSTRALIA	AUS	2,114,404,187	1	D	29-May-25
AUSTRALIAN TAXATION OFFICE	AUS	3,654,271,678	1	D	29-May-25

Notice to ASX/LSE

CONSEIL DES INNUS DE EKUANITSHIT	CAN	783,172	1	D	29-May-25
GOVERNMENT OF NEWFOUNDLAND AND LABRADOR	CAN	31,603,496	1	D	29-May-25
GOVERNMENT OF NORTHWEST TERRITORIES	CAN	7,052,583	1	D	29-May-25
INNU NATION (Labrador)	CAN	2,643,193	1	D	29-May-25
LES INNUS DE UASHAT MAK MANI-UTENAM AND LES INNUS DE MATIMEKUSH-LAC JOHN	CAN	4,318,350	1	D	29-May-25
LUTSEL K'E DENE FIRST NATION	CAN	299,946	1	D	29-May-25
NASKAPI NATION OF KAWAWACHIKAMACH	CAN	1,122,746	1	D	29-May-25
TLICHO GOVERNMENT	CAN	1,218,962	1	D	29-May-25
YELLOWKNIVES DENE FIRST NATION	CAN	841,941	1	D	29-May-25
CANADA REVENUE AGENCY	CAN	92,897,412	1	A,D	29-May-25
REVENUE QUEBEC	CAN	5,649,148	1	D	29-May-25
SERVICIO DE IMPUESTOS INTERNOS	CHL	160,608	1	D	29-May-25
STATE REVENUE COMMITTEE	KAZ	701,773	1	D	29-May-25
TRESORERIE GENERALE DE FORT DAUPHIN	MDG	5,768,606	1	D	29-May-25
MADAGASCAR - GENERAL DIRECTION OF TAXES	MDG	1,181,895	1	D	29-May-25
GOBI OYU DEVELOPMENT SUPPORT FUND	MNG	1,593,947	1	E	29-May-25
OYU TOLGOI CATALYST FUND FOR KHANBOGD DEVELOPMENT	MNG	12,282,647	1	E	29-May-25
MINERAL RESOURCES AND PETROLEUM AUTHORITY OF MONGOLIA	MNG	221,763	1	E	29-May-25
ULAANBAATAR CITY	MNG	779,934	1	E	29-May-25
UMNUGOVI PROVINCE	MNG	59,669,676	1	E	29-May-25
WATER AGENCY GOVERNMENT ORGANIZATION	MNG	113,200	1	E	29-May-25
MONGOLIA - GENERAL DEPARTMENT OF TAXATION	MNG	139,307,200	1	E	29-May-25
PERU - THE NATIONAL SUPERINTENDENCY OF CUSTOMS AND TAX ADMINISTRATION	PER	798,385	1	D	29-May-25
ARIZONA DEPARTMENT OF REVENUE	USA	106,889	1		29-May-25
CALIFORNIA FRANCHISE TAX BOARD	USA	129,423	1		29-May-25
KERN COUNTY TREASURER AND TAX COLLECTOR (CA)	USA	5,594,339	1		29-May-25
PINAL COUNTY TREASURER (AZ)	USA	1,361,968	1		29-May-25
SALT LAKE COUNTY (UT)	USA	55,068,829	1		29-May-25
USA - INTERNAL REVENUE SERVICE	USA	(28,438,780)	1		29-May-25
UTAH STATE TAX COMMISSION	USA	16,423,992	1		29-May-25
SOUTH AFRICAN REVENUE SERVICE	ZAF	77,479,957	1	D	29-May-25
TOTAL		6,469,507,119
Note D: Amounts in local currency are converted to US$ at the average exchange rate for the year.
Note E: Amounts in local currency are converted to US$ at the exchange rate at the time the payments were made.

PROJECT PAYMENTS BY TYPE
Company Name	RIO TINTO PLC
Company Number	00719885
Report Name	Extractive Industry Reporting
Report End Date	31-Dec-24
Currency	USD
Project Code	Project Name	Country Code	Payment Type	Unit Measure	Volume	Valuation Method	Amount	Notes	Version	Filing Date
ARG01	RINCON - ARGENTINA	ARG	Tax		0		35,464,395		1	29-May-25
AUS01	PILBARA - WESTERN AUSTRALIA	AUS	Tax		0		3,952,931,118	F	1	29-May-25
AUS01	PILBARA - WESTERN AUSTRALIA	AUS	Royalties		0		2,096,460,438		1	29-May-25
AUS01	PILBARA - WESTERN AUSTRALIA	AUS	Fees		0		14,860,403		1	29-May-25
AUS05	DAMPIER SALT - AUSTRALIA	AUS	Tax		0		35,367,429		1	29-May-25
AUS05	DAMPIER SALT - AUSTRALIA	AUS	Royalties		0		2,939,918		1	29-May-25
AUS05	DAMPIER SALT - AUSTRALIA	AUS	Fees		0		143,429		1	29-May-25
AUS06	GOVE - AUSTRALIA	AUS	Royalties		0		50,293,231		1	29-May-25
AUS06	GOVE - AUSTRALIA	AUS	Fees		0		6,565,732		1	29-May-25
AUS07	WEIPA INCLUDING AMRUN - AUSTRALIA	AUS	Tax		0		(79,752,159)	G	1	29-May-25
AUS07	WEIPA INCLUDING AMRUN - AUSTRALIA	AUS	Royalties		0		126,389,228		1	29-May-25
AUS07	WEIPA INCLUDING AMRUN - AUSTRALIA	AUS	Fees		0		1,965,268		1	29-May-25
AUS08	WINU - AUSTRALIA	AUS	Tax		0		(20,429,763)	G	1	29-May-25
AUSEXP01	EXPLORATION - AUSTRALIA	AUS	Tax		0		(22,232,782)	G	1	29-May-25
AUSOTH01	HEAD OFFICE / NON-EXTRACTIVE AUSTRALIA	AUS	Tax		0		(230,195,965)	G	1	29-May-25
CAN01	IRON ORE COMPANY OF CANADA	CAN	Tax		0		129,264,702		1	29-May-25

Notice to ASX/LSE

CAN01	IRON ORE COMPANY OF CANADA	CAN	Fees	0	8,339,961		1	29-May-25
CAN02	DIAVIK - CANADA	CAN	Tax	0	(867,618)		1	29-May-25
CAN02	DIAVIK - CANADA	CAN	Fees	0	9,413,432		1	29-May-25
CAN03	RIO TINTO FER ET TITANE - CANADA	CAN	Tax	0	1,497,300		1	29-May-25
CAN03	RIO TINTO FER ET TITANE - CANADA	CAN	Fees	0	783,172		1	29-May-25
CHLEXP01	EXPLORATION - CHILE	CHL	Tax	0	160,608		1	29-May-25
KAZEXP01	EXPLORATION - KAZAKHSTAN	KAZ	Fees	0	701,773		1	29-May-25
MDG01	QIT MADAGASCAR MINERALS	MDG	Tax	0	1,181,895		1	29-May-25
MDG01	QIT MADAGASCAR MINERALS	MDG	Royalties	0	5,768,605		1	29-May-25
MNG01	OYU TOLGOI - MONGOLIA	MNG	Tax	0	13,061,197		1	29-May-25
MNG01	OYU TOLGOI - MONGOLIA	MNG	Royalties	0	126,246,003		1	29-May-25
MNG01	OYU TOLGOI - MONGOLIA	MNG	Fees	0	60,784,574		1	29-May-25
MNG01	OYU TOLGOI - MONGOLIA	MNG	Bonuses	0	13,876,594		1	29-May-25
PEREXP01	EXPLORATION - PERU	PER	Fees	0	798,385		1	29-May-25
USA01	KENNECOTT UTAH COPPER - US	USA	Tax	0	6,925,310	H	1	29-May-25
USA01	KENNECOTT UTAH COPPER - US	USA	Royalties	0	16,423,992		1	29-May-25
USA01	KENNECOTT UTAH COPPER - US	USA	Fees	0	55,068,829		1	29-May-25
USA02	RESOLUTION COPPER - US	USA	Tax	0	(36,933,176)	H	1	29-May-25
USA02	RESOLUTION COPPER - US	USA	Fees	0	1,361,968		1	29-May-25
USA03	US BORAX	USA	Tax	0	14,627,122	H	1	29-May-25
USA03	US BORAX	USA	Fees	0	5,723,761		1	29-May-25
USAEXP01	EXPLORATION - US	USA	Tax	0	(13,058,036)	H	1	29-May-25
USAEXP01	EXPLORATION - US	USA	Fees	0	106,889		1	29-May-25
ZAF01	RICHARDS BAY MINERALS - SOUTH AFRICA	ZAF	Tax	0	65,591,414		1	29-May-25
ZAF01	RICHARDS BAY MINERALS - SOUTH AFRICA	ZAF	Royalties	0	11,888,543		1	29-May-25
	TOTAL				6,469,507,119
Note F: Project amount includes payments / refunds between entities within tax groups where final payments to government are paid by the head / representative entity on behalf of the tax group.
Note G: Project amount includes payments / refunds between entities within tax groups where final payments to government are paid by the head / representative entity on behalf of the tax group. This does not represent an actual refund from the Australian Tax Office.

Note H: Project amount includes payments / refunds between entities within tax groups where final payments to government are paid by the head / representative entity on behalf of the tax group. Overall there was a net refund from the IRS in the year.

PROJECT PAYMENT TOTALS
Company Name	RIO TINTO PLC
Company Number	00719885
Report Name	Extractive Industry Reporting
Report End Date	31-Dec-24
Currency	USD
Project Name	Project Code	Amount	Version	Notes	Filing Date
RINCON - ARGENTINA	ARG01	35,464,395	1		29-May-25
PILBARA - WESTERN AUSTRALIA	AUS01	6,064,251,959	1		29-May-25
DAMPIER SALT - AUSTRALIA	AUS05	38,450,776	1		29-May-25
GOVE - AUSTRALIA	AUS06	56,858,964	1		29-May-25
WEIPA INCLUDING AMRUN - AUSTRALIA	AUS07	48,602,337	1		29-May-25
WINU - AUSTRALIA	AUS08	(20,429,763)	1		29-May-25
EXPLORATION - AUSTRALIA	AUSEXP01	(22,232,782)	1		29-May-25
HEAD OFFICE / NON-EXTRACTIVE AUSTRALIA	AUSOTH01	(230,195,965)	1		29-May-25
IRON ORE COMPANY OF CANADA	CAN01	137,604,663	1		29-May-25
DIAVIK - CANADA	CAN02	8,545,814	1	A	29-May-25
RIO TINTO FER ET TITANE - CANADA	CAN03	2,280,471	1		29-May-25
EXPLORATION - CHILE	CHLEXP01	160,608	1		29-May-25
EXPLORATION - KAZAKHSTAN	KAZEXP01	701,773	1		29-May-25
QIT MADAGASCAR MINERALS	MDG01	6,950,501	1		29-May-25
OYU TOLGOI - MONGOLIA	MNG01	213,968,367	1		29-May-25
EXPLORATION - PERU	PEREXP01	798,385	1		29-May-25
KENNECOTT UTAH COPPER - US	USA01	78,418,131	1		29-May-25
RESOLUTION COPPER - US	USA02	(35,571,208)	1		29-May-25
US BORAX	USA03	20,350,883	1		29-May-25
EXPLORATION - US	USAEXP01	(12,951,147)	1		29-May-25
RICHARDS BAY MINERALS - SOUTH AFRICA	ZAF01	77,479,957	1		29-May-25
TOTAL		6,469,507,119

Notice to ASX/LSE

LEI: 213800YOEO5OQ72G2R82
Classification: 1.3 Payments to governments

Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469	Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480
Investor Relations, United Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230	Investor Relations, Australia Tom Gallop M +61 439 353 948 Phoebe Lee M +61 413 557 780
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404
This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary.

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